FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May  2009

Kokomo Enterprises Inc.

(formerly ZAB Resources Inc.)

Filer# 0-16353

Suite 1501, 700 West Georgia Street

Vancouver, British Columbia

Canada V7Y 1A1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

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 EXHIBITS

Exhibit

31.1  Interim Certification of CEO (March 31, 2009)

Exhibit

31.2  Interim Certification of CFO (March 31, 2009)

Exhibit

99.1  Notice of 2009 Annual General Meeting

Exhibit

99.2  Information Circular

Exhibit

99.3  Material Change Report dated May 8, 2009

Exhibit

99.4  Interim Financial Statements March 31, 2009

Exhibit

99.5  Interim MD&A  March 31, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zab Resources Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date:  June 1, 2009.